BALDWIN
FIRST QUARTER REPORT 1996
<PAGE

TO OUR SHAREHOLDERS

May 1, 1996

First quarter net sales decreased 9% to $27.1 million, down from $29.8 million in 1995. Unit sales in the acoustic piano category, for both the industry and Baldwin, were down substantially in January and February as compared to last year. We believe that adverse winter weather affected these retail sales. During March, Baldwin acoustic sales rebounded. This temporary category decline, along with the effects of the consolidation of Baldwin and Wurlitzer dealer networks, contributed to the decline in first quarter net sales. The Contract Electronics segment experienced double digit growth in net sales for the second consecutive quarter.

Net earnings decreased to $.7 million in the first quarter of 1996, as compared to $.8 million in 1995. Net earnings per share declined correspondingly, to $.20 from $.24. The operating profit for the first quarter was adversely affected by the decline in net sales of music products. The decline in operating profit for music products was partially offset by a strong performance from the Consumer Finance segment. The Consumer Finance segment's improvement in the first quarter compared to last year resulted from stable interest rates and double digit growth in its portfolio during the second half of 1995. Selling, general and administrative expenses for the first quarter were lower than last year primarily as a result of the Baldwin and Wurlitzer consolidation.

The main focus in 1996 will be the continuation of our change initiative, affecting our business and organization broadly. These improvements will result in future profitable sales growth.

KAREN L. HENDRICKS

Chief Executive Officer and President
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
CONSOLIDATED SUMMARY OF EARNINGS (UNAUDITED)
(in thousands, except earnings per share)
                                                         Three Months Ended
                                                              March 31,
                                                         1996          1995
                                                      ---------     ---------
Net sales                                             $  27,147     $  29,760
Cost of goods sold                                       21,872        23,445
                                                      ---------     ---------
     Gross profit                                         5,275         6,315
Income on the sale of installment receivables             1,460         1,189
Interest income on installment receivables                  308           206
Other operating income                                      859           893
Selling, general and administrative expenses             (6,326)       (6,811)
Interest expense                                           (525)         (522)
                                                      ---------     ---------
     Earnings before income taxes                         1,051         1,270
Income taxes                                                367           455
                                                      ---------     ---------
     Net earnings                                     $     684     $     815
                                                      =========     =========
Net earnings per share                                $     .20     $     .24
                                                      =========     =========
Average number of shares outstanding                      3,415         3,415
                                                      =========     =========

CONSOLIDATED SUMMARY BALANCE SHEETS (UNAUDITED)
(in thousands)
                                                           March 31,
                                                       1996          1995
                                                    ---------     ---------
Assets
     Receivables, net                               $  14,482     $  13,638
     Inventories                                       53,121        47,648
     Other current assets                               6,685         7,611
                                                    ---------     ---------
        Total current assets                           74,288        68,897
     Installment receivables, less current
       portion                                         11,699         9,609
     Property, plant and equipment, net                15,603        13,973
     Other assets                                       5,487         6,789
                                                    ---------     ---------
        Total assets                                $ 107,077     $  99,268
                                                    =========     =========
Liabilities and Shareholders' Equity
     Current portion of long-term debt              $  24,989     $  19,450
     Other current liabilities                         15,686        14,153
                                                    ---------     ---------
        Total current liabilities                      40,675        33,603
     Long-term debt, less current portion               4,025         4,925
     Other liabilities                                  7,579         9,771
     Shareholders' equity                              54,798        50,969
                                                    ---------     ---------

        Total liabilities and shareholders'
          equity                                    $ 107,077     $  99,268
                                                    =========     =========

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BUSINESSES
- ----------
MANUFACTURING

Acoustic pianos and electronic keyboards

Actions, cabinets, pinblocks, bridges, cables, keys, etc. for piano industry

Printed circuit boards and electro-mechanical assemblies for manufacturers outside music industry

Variety of wood products

RETAILING
- ---------
Company owned outlets in Atlanta, Georgia; Cincinnati, Ohio; Indianapolis, Indiana; Lexington and Louisville, Kentucky

Independent keyboard dealers (450)

FINANCING
- ---------
Consumer installment financing and dealer consignment

HOME OFFICE
- -----------
422 Wards Corner Road, Loveland, OH 45140, (513)576-4500

MANUFACTURING LOCATIONS
- -----------------------
Conway, Fayetteville and Trumann, Arkansas; Greenwood, Mississippi;
Juarez, Mexico

REGISTRAR AND TRANSFER AGENT
- ----------------------------
The Provident Bank, One East Fourth Street Cincinnati, OH 45202

Baldwin Piano & Organ Company common stock is traded on The Nasdaq National Market; Symbol: BPAO

(Photo with caption)

Baldwin Pianovelle Limited Edition Digital Piano